Filed by Blue Ridge Bankshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Virginia Community Bankshares, Inc.

BLUE RIDGE BANKSHARES, INC.

Computershare

Computershare Trust Company, N.A.
P.O. Box 43011
Providence Rhode Island 02940-3011

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DESIGNATION (IF ANY)
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Tax ID certification on file: <Certified Y/N>

TOTAL SHARES 12345678901234

TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE ENCLOSED INSTRUCTIONS.

ELECTION FORM AND LETTER OF TRANSMITTAL

Virginia Community Bankshares, Inc. common stock, par value $5.00 per share

This Election Form and Letter of Transmittal ("Election Form") is being delivered in connection with the Agreement and Plan of Reorganization, dated as of May 13, 2019 (the "Merger Agreement"), between Blue Ridge Bankshares, Inc. ("Blue Ridge") and Virginia Community Bankshares, Inc. ("VCB"), whereby VCB is merging with and into Blue Ridge, subject to certain terms and conditions in the Merger Agreement (the "Merger"). Shareholders of VCB may elect, subject to allocation and proration procedures in the Merger Agreement, the type of consideration (either cash, Blue Ridge common stock, or a combination) that they will receive in exchange for their VCB common shares in the Merger. This Election Form is provided for you to indicate your election of merger consideration. **Please refer to the enclosed Answers to Frequently Asked Questions for information and instructions about this form. THE ELECTION DEADLINE IS DECEMBER 11, 2019 AT 5:00 P.M., EASTERN TIME (THE "ELECTION DEADLINE"). Election Forms must be RECEIVED by Computershare, Inc. (the "Exchange Agent") prior to the Election Deadline.** It is understood that the Merger and this election are subject to the terms, conditions and limitations set forth in this Election Form and in the Merger Agreement, which is attached as Appendix A to the Joint Proxy Statement/Prospectus, dated October 31, 2019 (the "Joint Proxy Statement/Prospectus"), which was previously delivered to you.

This Election Form may be used to tender only certain shares of common stock of VCB you hold. You may receive additional Election Forms with respect to shares of VCB common stock held by you in another manner or in another name (if any).

Your VCB Stock Certificates:

Certificate Numbers	Shares	Certificate Numbers	Shares
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234
XXXX12345678	12345678901234	XXXX12345678	12345678901234

If you hold more than 10 certificates, not all certificates can be listed on this form.

Other Certificate Total	Total Certificated Shares	Shares Held By Us	Total Shares
12345678901234	12345678901234	12345678901234	12345678901234

Complete the boxes on the reverse side to make an election to receive shares of Blue Ridge common stock with respect to all or a specified number of your VCB common shares identified above (a "Stock Election"), or cash with respect to all or a specified number of your VCB common shares identified above (a "Cash Election"), each of which is subject to allocation and proration procedures set forth in the Merger Agreement. You may also make a "Non-Election" by marking that box. If you mark the "Non-Election" box or if no box is checked, you will be deemed to have made no election for your shares of VCB common stock and will receive whatever form of consideration is necessary to satisfy the proration and allocation provisions of the Merger Agreement discussed in the Joint Proxy Statement/Prospectus, upon the terms of and subject to the conditions of Merger Agreement. **For more timely payment of your selected merger consideration following completion of the merger, we advise that you return and surrender the stock certificates identified above along with your executed Election Form.**

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. + ELECTION CHOICES ELECTION DEADLINE IS 5:00 P.M. ET ON DECEMBER 11, 2019 I hereby elect to receive the following as consideration for my shares of VCB common stock held in this account: ALL STOCK ELECTION Mark this box to elect to make a Stock Election with respect to ALL of your shares of VCB common stock (the stock consideration is fixed at 3.05 shares of Blue Ridge common stock (plus cash in lieu of any fractional shares of Blue Ridge common stock) for EACH share of VCB common stock held (the “Stock Consideration”)), subject to the allocation and proration procedures set forth in the Merger Agreement. ALL CASH ELECTION Mark this box to elect to make a Cash Election with respect to ALL of your shares of VCB common stock (the cash consideration is fixed at $58.00 per share for EACH share of VCB common stock held (the “Cash Consideration”)), subject to the allocation and proration procedures set forth in the Merger Agreement. MIXED ELECTION Mark this box to elect to make a combination Cash Election and Stock Election and write the number of whole shares of VCB common stock (no fractions) for each form of consideration you wish to receive in the boxes below, subject to the allocation and proration procedures set forth in the Merger Agreement. Do not insert dollar amounts in these boxes. Stock Election Shares: Cash Election Shares: NON-ELECTION Mark this box if you have no preference as to receipt of the Stock Consideration or the Cash Consideration in exchange for your shares of VCB common stock. You will be deemed to have made a “NON-ELECTION” if: A. You fail to follow the instructions on this Election Form or otherwise fail to properly make an election; B. A properly completed Election Form is not actually received by the Exchange Agent at or before the Election Deadline; or C. You properly and timely revoke a prior election without making a new election. Your election of the Stock Consideration or the Cash Consideration will be subject to allocation and proration such that 60% of the outstanding shares of VCB common stock will be exchanged for Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be exchanged for cash. No guarantee can be made that you will receive the amount of the Cash Consideration or the Stock Consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of Blue Ridge common stock being exchanged. You are encouraged to obtain current market quotations of Blue Ridge common stock when making your election. To be effective, this Election Form must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed above, by the Election Deadline. Do not send your election materials to Blue Ridge or VCB. SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title. Please refer to the Question 3 in the Answers to Frequently Asked Questions accompanying this Election Form. By signing below, I represent and warrant as follows: (1) I have full power and authority to surrender the shares of VCB common stock represented by the stock certificate(s) identified on the reverse side, or to be covered by a guarantee of delivery, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my shares of VCB common stock. (2) I understand that an election is not made in acceptable form until receipt by the Exchange Agent of this Election Form, duly completed and manually signed, together with accompanying evidences of authority. (3) I acknowledge that, until I properly surrender the certificate(s) representing the shares of VCB common stock to which this Election Form relates or properly transfer such shares of VCB common stock in book-entry form, I will not receive any consideration issuable or payable in connection with the Merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed above in this Election Form or subsequent transmittal materials. Sign and provide your Taxpayer Identification Number or Social Security Number, as applicable, on the IRS Form W-9 if provided (or the appropriate IRS Form W-8 if you are a non-U.S. stockholder, a copy of which can be obtained at www.irs.gov). Signature of owner Signature of co-owner, if any Area Code/Phone Number SIGNATURE(S) GUARANTEED (IF REQUIRED). Unless the shares were tendered by the registered holder(s) of the common shares, or for the account of a member of a U.S. eligible institution, your signature(s) must be guaranteed by an eligible institution. Authorized Signature Name of Firm Address of Firm – Please Print 12345678901234 14VOL COYC CLS +

. + SPECIAL TRANSFER INSTRUCTIONS To be completed ONLY if the shares and/or cash in lieu of fractional shares are to be registered in the name of someone other than the undersigned. All changes in registration require a Medallion Signature Guarantee. Joint registrations must include the form of tenancy. Custodial registrations must include the name of the custodian (only one). Trust account registrations must include the names of all current acting trustees and the date of the trust agreement. Name: (PLEASE TYPE OR PRINT) Address:    (INCLUDE ZIP CODE) (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER) (SEE SUBSTITUTE FORM W-9) SPECIAL DELIVERY INSTRUCTIONS To be completed ONLY if the shares and/or cash in lieu of fractional shares are to be mailed or sent to someone other than the undersigned or to the undersigned at an address other than that designated above. Name: (PLEASE TYPE OR PRINT) Address:    (INCLUDE ZIP CODE) (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER) Enclose all the original documents in the envelope provided and return to Computershare Trust Company, N.A. By Mail By Overnight Delivery Computershare Trust Company, N.A. Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions Attn: Voluntary Corporate Actions P.O. Box 43011 150 Royall Street, Suite V Providence, RI 02940 Canton, MA 02021 12345678901234 14VOL COYC CSI +

ANSWERS TO FREQUENTLY ASKED QUESTIONS

ABOUT ELECTION RIGHTS OF YOUR

VIRGINIA COMMUNITY BANKSHARES, INC. STOCK

FOR CASH OR BLUE RIDGE BANKSHARES, INC. STOCK,

OR A COMBINATION OF BOTH CASH AND STOCK

1. What is an Election Form?

An Election Form is a form generally used in the exercise of a right to elect to receive a type of merger consideration, typically stock or a cash payment.

2. Why did I receive it?

Virginia Community Bankshares, Inc. (“VCB”) and Blue Ridge Bankshares, Inc. (“Blue Ridge”) have entered into an Agreement and Plan of Reorganization, dated as of May 13, 2019 (the “Merger Agreement”), pursuant to which VCB will merge with and into Blue Ridge, with Blue Ridge as the surviving entity. The Merger Agreement permits VCB’s shareholders to choose, subject to certain limitations, the type of consideration (cash, shares of Blue Ridge common stock or a combination of cash and stock) that they will receive in exchange for their shares of VCB common stock. VCB shareholders also have the option to indicate “non-election” as to whether they receive cash, shares of Blue Ridge common stock or a combination thereof, in which case such shareholders could receive all shares of Blue Ridge common stock, all cash or a combination of Blue Ridge common stock and cash for their VCB shares depending on the elections made by other VCB shareholders. A copy of the Merger Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus, dated October 31, 2019 (the “Joint Proxy Statement/Prospectus”), which was previously delivered to you.

You have been sent the accompanying Election Form to complete and return in order to exercise your election right. In exchange for your VCB common stock, you will receive shares of Blue Ridge common stock and/or cash following the effectiveness of the merger.

3. What do I have to fill out and return?

The basic parts of the Election Form to be filled out are:

•	Election of merger consideration

•	The Substitute W-9 Guidelines

•	The signature(s) of the registered holder(s) (Please be sure to sign your name(s) exactly as it/they appear in the registration on your certificate)

•	Telephone number where you may be reached for questions regarding your election

The Election Form must be completed and signed exactly as your certificated shares are registered in VCB’s transfer records. If any of the shares are owned by two or more joint owners, all such owners must sign the Election Form. If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms as there are different registrations. Election Forms executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such on the applicable registration, must be accompanied by proper evidence of the signing person’s authority to act. If the stock certificates are registered to a person(s) other than the person(s) signing the Election Form, the Election

Form must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program. You must return to Computershare, the exchange agent in the merger (the “Exchange Agent”), your completed Election Form so that it is received by Computershare by December 11, 2019, at 5:00 p.m., Eastern Time (the “Election Deadline”) to make a valid election.

4. Do I send in my certificates now?

For more timely payment of your selected merger consideration following completion of the merger, we advise that you return and surrender the stock certificates identified above along with your executed Election Form. It is not required, however, for you to return your stock certificates in order to make a valid election. After the merger is completed, we will deliver to you a Letter of Transmittal which you will use to deliver your certificates of VCB common stock, if you have not already done so, in return for the cash and/or stock merger consideration.

5. Is the exchange of VCB shares mandatory?

Yes. Once the merger has been completed, shares of VCB common stock will stop trading and can no longer be transferred.

6. What will I receive in exchange for my VCB common stock?

You will receive either shares of Blue Ridge common stock, cash or a combination thereof for your shares of VCB common stock presented. You may elect to receive (i) Blue Ridge common stock for all of your VCB shares, (ii) cash for all of your VCB shares, or (iii) a mixture of Blue Ridge common stock and cash for all of your VCB shares, all subject to the proration and allocation provisions of the Merger Agreement. No fractional shares will be issued; you will receive a check for the cash value of any fractional share.

Pursuant to the Merger Agreement, and subject to the proration and allocation provisions therein, each share of VCB common stock for which you make a cash election will be converted into the right to receive $58.00 in cash. Subject to such proration and allocation provisions, each share of VCB common stock for which you make a stock election will be converted into 3.05 shares of Blue Ridge common stock. You may also choose to receive a mix of cash and shares of Blue Ridge common stock for your shares of VCB common stock, in which case you can specify the number of VCB shares for which you wish to receive cash and the number of VCB shares for which you wish to receive Blue Ridge common stock, subject to the proration and allocation provisions in the Merger Agreement.

The election options are as follows:

Box 1.	Exchange all VCB common shares for Blue Ridge common shares. If you select this option, you will receive Blue Ridge common stock for all your VCB shares, subject to the allocation and proration provisions set forth in the Merger Agreement. No fractional shares will be issued and you will receive a cash payment in lieu of fractional shares.

Box 2.	Exchange all VCB common shares for cash. If you select this option, you will receive cash without interest for all of your VCB shares, subject to the allocation and proration provisions set forth in the Merger Agreement.

Box 3	Mixed Election. If you select this option, you will receive cash for the specified number of VCB shares you indicate on the Election Form and Blue Ridge common stock for the specified number of VCB shares you indicate on the Election Form, subject to the allocation and proration provisions set forth in the Merger Agreement.

Box 4.	Non-Election. If you select this option, you could receive all shares of Blue Ridge common stock, all cash or a combination of Blue Ridge common stock and cash for your VCB shares depending on the elections made by other VCB shareholders, subject to the allocation and proration provisions set forth in the Merger Agreement.

7. Will my election to receive stock and/or cash be given full effect?

All shareholder elections are subject to potential adjustment as set forth in the Merger Agreement. Blue Ridge (and Computershare, as the Exchange Agent) must follow certain proration and allocation procedures set forth in the Merger Agreement in the event that the cash merger consideration or the stock merger consideration is oversubscribed. Such procedures are intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive Blue Ridge common stock and the remaining 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of VCB common stock.

If the elections of all VCB shareholders result in an oversubscription of Blue Ridge common stock or cash, the Exchange Agent will allocate the consideration VCB shareholders will receive between cash and Blue Ridge common stock. To the greatest possible extent, we will use the shares belonging to shareholders who have made no election on their Election Form or who have not timely completed and returned their Election Form to Computershare in order to effect the required prorations and allocations under the Merger Agreement.

Neither Blue Ridge nor VCB is making any recommendation as to whether holders of VCB common stock should elect to receive cash or Blue Ridge common stock in the merger. Each holder must make his, her or its own decision with respect to such election.

Your request cannot be given effect at all unless it is received in time, includes all required items and is completed and signed in proper form. We recommend that you send in your Election Form as soon as possible so there will be time to correct any errors or oversights before the Election Deadline.

8. What is the Election Deadline, and what happens if I miss it?

The “Election Deadline” is December 11, 2019, at 5:00 p.m., Eastern Time. This is the deadline for Computershare to receive your Election Form. If the Election Form is not received in proper form, with all the required signatures, by the deadline, your election will not be given effect and the form of consideration will be controlled by the Merger Agreement. Please see the previous answer. However, if you send Computershare a Letter of Transmittal and your VCB shares after the merger is completed, your shares will still be exchanged for full consideration, either cash or Blue Ridge common stock or a combination of the two. See also the answer to question no. 12.

9. What if I have multiple accounts?

You will receive a separate Election Form for each account. You must complete each Election Form that you receive.

10. If I am a VCB shareholder, how can I change my election?

If you are a record holder of VCB common stock, you may change your election at any time before the Election Deadline by written notice accompanied by a properly completed and signed revised Election Form received by the Exchange Agent before the Election Deadline. You also may revoke your election by written notice received by the Exchange Agent before the Election Deadline. All elections will be revoked automatically if the Merger Agreement is terminated. If you have a preference for receiving either Blue Ridge common stock and/or cash for your VCB common stock, you should complete and return the Election Form. If you do not make an election, you will be allocated Blue Ridge common stock and/or cash depending on the elections made by other VCB shareholders.

11. Will I have to pay taxes on the merger consideration I receive for my shares?

Generally, the exchange of shares of VCB common stock in the merger will be tax free to you with respect to the shares of Blue Ridge common stock you receive and taxable to you with respect to the cash you receive. You may refer to the discussion of tax consequences under the caption, “The Merger – Material United States Federal Income Tax Consequences,” in the Joint Proxy Statement/Prospectus which was previously delivered to you. Because individual circumstances may differ, you should consult your own tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

12. How will I know when the merger is completed?

Blue Ridge will issue a press release announcing completion of the merger if and when it is completed. In addition, after the merger is completed, we will deliver to you the cash and/or stock merger consideration or, if your certificates have not already been surrendered to the Exchange Agent, a Letter of Transmittal which you will use to deliver your certificates of VCB common stock in return for the cash and/or stock merger consideration.

13. Where can I call if I have more questions?

Please call Thomas M. Crowder, VCB’s Executive Vice President, Chief Financial Officer and Chief Operating Officer, at (540) 967-2111 for further assistance. You may also obtain more information about this Election Form and the merger by contacting Georgeson LLC, the Information Agent, at (888) 566-8006.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Blue Ridge has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Blue Ridge common stock to be issued to the shareholders of VCB. The registration statement includes a Joint Proxy Statement/Prospectus that has been mailed to the shareholders of Blue Ridge and VCB.

SECURITY HOLDERS OF BLUE RIDGE AND VCB ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BLUE RIDGE, VCB AND THE PROPOSED TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from A. Preston Moore, Jr., Virginia Community Bankshares, Inc., 408 East Main Street, Louisa, Virginia 23093, or by telephone at (540) 967-2111.

Blue Ridge, VCB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and VCB in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and VCB is included in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of each document as described in the preceding paragraph.

This FAQ booklet does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

This FAQ booklet contains forward-looking statements regarding Blue Ridge, VCB and the proposed merger. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential”, “would”, “should”, “could”, “will” or “may”. These statements include, without limitation, Blue Ridge’s and VCB’s expectations regarding the combined company’s increased products and services, the benefit from expanding the business footprint, the quality and financial standing of the respective companies, the strategic benefit of the merger, the quality, quantity and timing of earnings accretion, the vision and decision-making of management, the future financial performance of the combined entity and the likelihood or timing of the closing of the merger. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, and these statements may not be realized. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain conditions to the merger of Blue Ridge and VCB are not satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the heading “Risk Factors” in Blue Ridge’s registration statement on Form S-4, which is available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Ridge or VCB. Forward-looking statements are made only as of the date of this communication, and neither Blue Ridge nor VCB undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.